EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (this "Agreement") has been entered into as of the 13th day of August, 1997 (the "Effective Date"), by and between INNOVO GROUP INC., a Delaware corporation with principal offices in Springfield, Tennessee ("Employer"), and DAN
PAGE, an individual and resident of the State of Tennessee
("Employee").

                            Recitals

     WHEREAS, Employer has entered into a Letter of Intent dated July 29, 1997 ("Letter of Intent"), and a Stock Purchase Agreement dated August 13th, 1997 (the "Stock Purchase Agreement"), whereby it has agreed to sell certain securities of Employer to Employee and certain other individuals;

     WHEREAS, as a condition of the Stock Purchase Agreement, the Employer agreed to enter into employment agreements with certain persons, including Employee;

     WHEREAS, Employer desires to obtain the services of Employee, and Employee desires to secure employment from the Employer upon the following terms and conditions;

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties agree as follows:


     1. Employment. Employer hereby employs Employee as Vice President and Chief Operating Officer, and Employee hereby accepts and agrees to such employment, pursuant and subject to the orders, advice and direction of the President, Chief Executive Officer and Board of Directors of Employer. Employee shall perform such other duties as are customarily performed by one holding such position in other, same or similar businesses or enterprises as that engaged in by Employer. Employee also shall render such other and unrelated services and duties as may be assigned to him from time to time by the President, Chief Executive Officer or Board of Directors of Employer. Employee shall report directly to the Chief Executive Officer of Employer.

     2. Best Efforts of Employee. Employee agrees that he will at all times faithfully, industriously, and to the best of his ability, experience and talents, perform all of the duties that may be required of and from him pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Employer, and that he will devote such portion of his professional time as he deems appropriate to his duties. Such duties shall be rendered at the principal offices of Employer as is hereinabove set forth, and at such other place or places as Employer shall in good faith require or as the interest, needs, business or opportunity of Employer shall require.

     3. Term of Employment. The initial term of employment (the "Initial Term") of Employee by Employer shall be for a period of two (2) years, commencing August 14, 1997 (the "Commencement Date") and terminating August 14, 1999 (the "Expiration Date"), and thereafter renewing for successive one (1) year terms, each such term to commence on the successive anniversaries of the Expiration Date, unless either party shall give written notice of intention to terminate at least ninety (90) days prior to the Expiration Date or prior to expiration of any such successive term, and subject to earlier termination as provided in Section 5 of this Agreement.

     4. Compensation of Employee. Employer shall pay Employee, and Employee shall accept from Employer in return for his services and the covenants contained herein, the following:

          A. Base Compensation. During the term of employment of Employee, Employer shall pay Employee, and Employee shall accept from Employer, in payment of Employee's services hereunder, base compensation of Thirty Thousand and 0/100 Dollars ($30,000.00) per year (less applicable payroll taxes), payable monthly in accordance with the standard practices of the Employer ("Base Compensation").

          B. Bonus. In addition, Employee may also be paid, on an annual or other basis, such bonus or other compensation as the Board of Directors in its sole discretion may determine to be reasonable compensation for Employee, considering the performance of Employee, the business and financial condition of the Employer and the operating results achieved.

          C. Non-Qualified Stock Options. Immediately upon the closing of the Stock Purchase Agreement, Employee is hereby granted options (the "Options") to purchase One Million Two Hundred Thousand (1,200,000) shares of common stock (the "Stock") of Employer at $0.33125 per share (the "Exercise Price"). The Options shall vest and become exercisable in twenty-four (24) equal monthly installments over the Initial Term, unless the employment of Employee is terminated before the Expiration Date, whether pursuant to Section 5 of this Agreement, by resignation or voluntary termination, or otherwise, in which event Employee (or his personal representative) is only entitled to exercise such Options that have vested each month on the first day of each such month commencing with the month of the Effective Date of this Agreement, on or before the date of termination of his employment and the remaining, unvested Options shall be deemed forfeited. Employee (or his personal representative) must exercise the Options by delivery of a written instrument to Employer, together with payment in cash of the Exercise Price for such number of Options as are being exercised, by August 31, 2002. Notwithstanding the foregoing, any then unvested and unforfeited Options shall vest and become fully exercisable if either of the following events occur before the Expiration Date and before any termination of employment of
     Employee: (i) in the event the publicly traded price of the Stock equals or exceeds One and 0/100 Dollars ($1.00) per share at any time prior to the exercise of any such Options; or (ii) in the event of a Change in Control of Employer that is not approved by the then acting Board of Directors of Employer.

               1.   Change in Control.  For purposes of this
          Section 4(C), "Change in Control" shall mean an event not approved by the then acting Board of Directors of Employer which:

                    (a) the Employer effects any sale, lease,
               assignment, transfer, or other conveyance of all or substantially all of the assets of the Employer; or

                    (b) the Employer effects any consolidation or
               merger involving the Employer; provided, however, that in the event of a merger of any entity into the Employer or the acquisition by the Employer of such entity, no Change in Control shall occur so long as (a) the Employer is the surviving entity, and (b) the holders of voting stock of the Employer immediately prior to such merger or acquisition are the holders of not less than a majority of the voting stock of the Employer immediately following such merger or acquisition; or

                    (c) any person or group of persons acquires
               not less than twenty percent (20%) of the Employer's voting securities without prior approval of the Employer's Board of Directors; or

                    (d) the Board of Directors of the Employer as
               of the closing of the Stock Purchase Agreement (including any new members elected or reelected in the ordinary course of business at an annual or special shareholders meeting) cease to comprise a majority of the Board of Directors of the Employer.

               2.   Anti-Dilution Adjustment.  For purposes of
          Section 4(C), in the event the Stock shall be split or divided into a greater number of shares of Stock, the Options in effect immediately prior to each such split or division, simultaneously with the effectiveness of such split or division, shall be proportionately increased, and the Exercise Price shall be proportionally decreased. In the event of a reverse split or combination of the Stock into a smaller number of shares of Stock, the Options in effect immediately prior to each such reverse split or combination, simultaneously with the effectiveness of such reverse split or combination, shall be proportionately decreased, and the Exercise Price shall be proportionally increased. This Section and the provisions contained herein will require the prior approval of the Board of Directors of Employer.

          D. Employee Benefits. Employee shall be entitled to receive the normal health care benefits and such other employment benefits as are generally available to senior officers of Employer.

     5. Termination. Employer may terminate the employment of Employee at any time with "Cause." For the purposes hereof, the term "Cause" shall mean, without limitation: the conviction of Employee of a felony, or a crime of moral turpitude designated as such under the laws of the State of Tennessee or the applicable jurisdiction; a material omission or misstatement in the information provided to the Employer during negotiations between the parties prior to the execution of the Letter of Intent and prior to the closing of the transactions contemplated by the Letter of Intent; the failure of the Employee to carry out the reasonable written instructions of the Board of Directors of Employer after the Employee has received written notice of such instructions and a reasonable opportunity to cure any such failure; the inability of Employee, through sickness or other incapacity, to perform his duties under this Agreement for a period in excess of ninety (90) substantially consecutive days; or the determination by a court or arbitrator of competent jurisdiction that a material term of this Agreement has been violated. The Employee's employment by Employer may also be terminated without Cause by either party upon sixty
(60) days' prior written notice to the other. In the event Employee's employment is so terminated with or without Cause, Employer shall have no obligation to make any further payments to Employee, and Employee shall forfeit and lose his right to receive any other form of compensation or benefits; provided, however, Employee shall be entitled to: (i) all Base Compensation earned through the date of termination; (ii) all Options that have vested on or before the date of termination of employment and that by their terms are exercisable thereafter; and (iii) a termination payment of Thirty Thousand Dollars ($30,000.00), payable in equal monthly installments commencing one month from the date of termination and ending one year from the date of termination.

     6.   Restrictive Covenants.   Employee covenants and agrees
that, during the term of his employment with Employer and for a period of two (2) years thereafter, he shall be subject to the following restrictions (the "Restrictive Covenants"):

          A. Competition. Employee will not own or participate in the ownership of any business that manufactures products that compete in whole or in part with the products of the Employer or its affiliates, anywhere within the continental United States of America; provided, however, that Employee may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under
     Section 12(g) of the Securities Exchange Act of 1934.

          B. Employee Solicitation. Employee will not in any way, directly or indirectly, for himself or on behalf of or in conjunction with any person or business entity other than the Employer, solicit or attempt to solicit any officers, directors, employees or agents of the Employer to leave, resign or terminate their employment with the Employer.

          C.   Confidential Information.

               (1) Definition. For purposes of this Agreement, the term "Confidential Information" shall mean information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private, or confidential, and that is not generally known to the public, including, but not limited to, information relating to Employer's existing and contemplated businesses, sales, company financial information, products, technology, manufacturing techniques, engineering processes, chemical formulae, marketing, sales methods, technical service expertise, employees, lists of actual or potential customers, actual and potential customer usage and requirements, new and existing programs or services, prices and terms, pricing strategy, sources of supplies and materials, operating and other cost data, trade secrets, inventions, patent applications, and other proprietary information as may exist or be developed from time to time by the Employer, or its affiliates.

               (2) Information Access and Disclosure. Employee acknowledges that he shall occupy a position of trust and confidence with the Employer and will have access to and may develop Confidential Information of actual or potential value to or otherwise useful to Employer. Employee shall hold in strictest confidence and not disclose, without express written authorization from the President, Chief Executive Officer or Board of Directors of Employer, to any person or entity, other than the Employer and its affiliates and their officers and agents, or use in whole or in part any Confidential Information that Employee may acquire while employed by Employer.

               (3) Employer Property Return. At the termination of Employee's employment with Employer, or at any other time that Employer may request, Employee shall promptly deliver to Employer all memoranda, notes, records, reports, documents, sketches, plans, models, compositions, formulations, computer data, and other tangible items made or compiled by Employee or in Employee's possession concerning or relating to the Employer or its affiliates and their businesses, operations or affairs and any Confidential Information that the Employee may possess or have under his control ("Company Property").

     7. Remedies. Employee acknowledges that any violation of any of the Restrictive Covenants contained in Section 6 of this Agreement will cause continuing and irreparable harm to the Employer for which monetary damages would not be adequate compensation. Employee, therefore, agrees that, if he violates or threatens to violate any of these restrictive covenants, the Employer shall be entitled, in addition to any other legal or equitable remedies available to it, to (a) entry of an injunction, temporary and permanent, enjoining such breach and securing specific performance of this Agreement, including requiring Employee to return all Company Property; (b) monetary damages, insofar as they can be determined; (c) forfeiture of all compensation paid by Employer or otherwise owing to Employee under this Agreement; and (d) recovery of Employer's reasonable attorney's fees and costs of prosecuting any such action. The parties waive the right to a jury trial with respect to any controversy or claim between or among the parties hereto, including but not limited to those arising out of or relating to this Agreement, as well as any claim based on or arising from an alleged tort.

     8. Severability. Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid; however, if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. More specifically, Employee acknowledges that the restrictive covenants contained in Section 6 of this Agreement are reasonable in scope, time and geographic area; however, if any of these covenants are held to be unreasonable, arbitrary, or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against the Employee.

     9. Successors and Assigns. This Agreement will be binding upon the Employer and the Employee and will inure to the benefit of the Employer and its affiliates, successors and assigns, as well as to the Employee and his heirs. This Agreement is not assignable by the Employee, except upon the written agreement of both parties.

     10. Waiver. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law,
(a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing, signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

     11. Governing Law. This Agreement and all performance hereunder shall be construed and governed by the laws of the State of Tennessee, without regard to conflicts of laws principles.

     12. Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. All references herein to the word "and" shall mean "and/or," and all references herein to the word "or" shall mean "and/or." The parties, in acknowledgement that all of them have been represented by counsel and that this Agreement has been carefully negotiated, agree that the construction and interpretation of this Agreement and other documents entered into in connection herewith shall not be affected by the identity of the party or parties under whose direction or at whose expense this Agreement and such documents were prepared or drafted.

     13. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior written and oral agreements and understandings between Employer and Employee with respect to the subject matter of this Agreement. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

                              INNOVO GROUP INC.


                              By:/s/L. E. Smith
                              _________________________
                              L. E. SMITH

                              Title:CEO


                              /s/Dan Page
                              _________________________
                              DAN PAGE